

Mail Stop 4720

August 13, 2009

Via US Mail and Facsimile to (803) 641-3090

Roy G. Lindburg
Executive Vice President and Chief Financial Officer
Security Federal Corporation
238 Richland Avenue West
Aiken, SC 29801

> **Re: Security Federal Corporation**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **File No. 000-16120**

Dear Mr. Lindburg:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended March 31, 2009

Management's Certification, Exhibit 31

1.   We note that paragraphs 4 and 4(b) of the certification required by Exchange Act
        Rule 13a-14(a) omit the reference to internal control over financial reporting.
        Please file an abbreviated amendment to the annual report on Form 10-K that
        consists of the cover page, explanatory note, signature page and paragraphs 1, 2,
        4, and 5 of the corrected certification.

Note 18 – Preferred Stock Issuance, page 54

2.   Please tell us and revise your future filings to more clearly discuss the following
        regarding your issuance of preferred stock and warrants to the U.S. Treasury:

        a) The accounting for the issuance of the preferred stock and warrants;

        b) Clearly identify the assumptions used to calculate the fair value of the
            preferred stock;

        c) Clearly identify how you determined the relative fair values of the
            preferred stock and the warrants;

        d) Clearly identify how those factors were considered in the calculation of
            the accretion amount reported; and

        e) Quantify the discount rate used to value the preferred stock.

3.   We note your disclosure on page 58 that you obtain fair value measurements
        using a pricing model with inputs that are observable in the market for your level
        2 assets and liabilities. Please tell us and revise future filings to include the
        following for each major category of assets and liabilities presented in your fair
        value disclosures:

        a) An expanded description of your valuation technique by each major
            category;

b) To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices in applying the techniques or models you used to value material assets or liabilities. If you make any material adjustments to the fair value of your assets or liabilities based on market indices please describe those adjustments and your reasons for making those adjustments;

c) For the assets whose value is determined using a pricing model, discuss how you validate the techniques or models you use. For example, discuss whether and how often you calibrate the techniques or models to market, back-test, or otherwise validate it;

d) In the event you use brokers or pricing services to assist you in your fair value measurements, please tell us and consider the following in future filings:

   i. The extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.

   ii. The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements.

   iii. Whether, and if so, how and why, you adjust quotes or prices you obtain from third party;

   iv. The procedures you perform to validate the prices you obtain to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classify your assets and liabilities in the fair value hierarchy.

4.   We note your disclosure on page 59 that the value of impaired loans is based on the fair values of the underlying real estate collateral and that the collateral fair value is determined utilizing an appraisal. Please tell us and disclose in future filings, as applicable, the following:

  a) The timing and frequency of your appraisal and valuation process for non-performing real estate loans including procedures completed before an appraisal is ordered.

  b) Provide us an example including a timeline of how and when an appraisal would be ordered for commercial real estate nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resulting from insufficient collateral.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief